UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM U-9C-3
                      QUARTERLY REPORT PURSUANT TO RULE 58
                  For the Quarterly Period Ending June 30, 1998

                           Registered Holding Company:

                            National Fuel Gas Company
                           (A New Jersey Corporation)
                               10 Lafayette Square
                             Buffalo, New York 14203


                           ITEM 1 - ORGANIZATION CHART

Name of Reporting Co.       Energy or Gas  Date of       State of      Percentage of           Nature of Business
                            Related        Organization  Organization  Voting Securities
                                                                       Held

National Fuel Gas Company   Holding        1902          New Jersey    Holds all voting        The Company is an integrated
                                                                       securities of National  natural gas operation engaged in
                                                                       Fuel Resources, Inc.    owning and holding securities
                                                                       and the reporting       issued by its subsidiaries.
                                                                       companies except as
                                                                       indicated below.

National Fuel Resources,    Holding        1991          New York      Holds all voting        Gas marketing.
Inc.                                                                   securities of Gateway
                                                                       Energy, Inc.

Seneca Independence         Gas            1996          Delaware      100%                    Holds a 33 1/3% general
Pipeline Company                                                                               partnership interest in
                                                                                               Independence Pipeline
                                                                                               Company, which was not
                                                                                               formed under Rule 58.

Niagara Independence        Holding        1997          Delaware      100%                    Holds the 25% general
Marketing Company                                                                              partnership interest in
                                                                                               DirectLink indicated below.

DirectLink Gas Marketing    Gas            1997          Delaware      33-1/3%                 Gas marketing
Company

Niagara Energy              Gas            1997          New York      100%                    Gas marketing.
Trading Inc.(now known as
Upstate Energy Inc.)

Gateway Energy, Inc.        Gas            1995          New York      100%                    Gas marketing.

      NARRATIVE DESCRIPTION:

      National Fuel Gas Company and National Fuel Resources, Inc. are not "reporting companies" but are included in this Item 1 because they hold directly or indirectly voting securities issued by reporting companies as indicated above. During the quarter ended June 30, 1998, the reporting companies engaged in the following activities:

      Seneca Independence Pipeline Company ("SIP") retained its 33 1/3% general partnership interest in Independence Pipeline Company ("Independence"), pursuant to approval by the SEC under the PUHCA (see File 70-9117, HCAR No. 35-26840). SIP's transactions this quarter are described in its financial statements at Item 6.

      Niagara Independence Marketing Company ("NIM") retained its interest in DirectLink Gas Marketing Company ("DirectLink"). One partner was required by contract to withdraw from DirectLink, so NIM became a 33-1/3% partner without contributing any additional capital. NIM's and DirectLink's transactions this quarter are described in their financial statements at
      Item 6.

      Niagara Energy Trading Inc. changed its name to Upstate Energy Inc. this quarter, and engaged in gas marketing transactions this quarter.

      Gateway Energy, Inc. no longer functions as a separate entity, pending the effective date of a planned merger with its corporate parent, National Fuel Resources, Inc.




            ITEM 2 - ISSUANCE OF SECURITIES AND CAPITAL CONTRIBUTIONS


Company         Type of   Principal Amount  Issue or  Cost of  Person to      Collateral  Consideration
Issuing         Security  of Security       Renewal   Capital  Whom Security  Given With  Received for
Stock           Issued                                         Was Issued     Security    Each Security


Seneca          Note         $1,100,000     Issue     N/A      National       N/A          $1,100,000
Independence    Note            100,000     Issue              Fuel Gas                       100,000
Pipeline                                                       Company
Company


DirectLink Gas  no transactions this quarter
Marketing
Company

Niagara         no transactions this quarter
Independence
Marketing
Company

Niagara         no transactions this quarter
Energy
Trading
Inc.

Gateway         no transactions this quarter
Energy,
Inc.


                         ITEM 3 -ASSOCIATE TRANSACTIONS

 PART 1 - TRANSACTIONS PERFORMED BY REPORTING COMPANY ON BEHALF OF ASSOCIATE COMPANIES

Reporting Co.  Associate Co.  Types of  Direct   Indirect  Cost of  Total Amount Billed
Rendering      Receiving      Services  Costs    Costs     Capital
Services       Services       Rendered  Charged  Charged


NONE



 PART 2 - TRANSACTIONS PERFORMED BY ASSOCIATE COMPANIES ON BEHALF OF REPORTING COMPANY

Associate Co.    Reporting Co.  Types of       Direct      Indirect  Cost of  Total Amount Billed
Rendering        Receiving      Services       Costs       Costs     Capital
Services         Services       Rendered       Charged     Charge


National Fuel    Seneca         Managerial,    -0-         -0-       -0-      -0-
Gas Supply       Independence   financial,
Corporation      Pipeline       legal, and
                 Company        other similar
                                services.

National Fuel    Gateway        Managerial,    -0-         -0-       -0-      -0-
Resources, Inc.  Energy, Inc.   financial,
                                and other
                                similar
                                services.

Seneca           Niagara        Managerial,    $58,800.14  -0-       -0-      $58,800.14
Resources        Energy         financial and
Corporation      Trading Inc.   other similar
                 (now Upstate   services.
                 Energy Inc.)

-----------------------------------

Niagara Energy Trading Inc. also purchased regulated interstate natural gas transportation and storage services from its associate, National Fuel Gas Supply Corporation ("Supply"), pursuant to Supply's FERC gas tariff, but such services are "exempted transactions" pursuant to Rule 81 under the Public Utility Holding Company Act (17 CFR Sec. 250.81).

                    ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

Investment in Energy Related/Gas Related Companies:

NOTE: All the Reporting Companies are gas-related companies; none are energy-related companies.

Investments in Gas-Related Companies:

Total Current Aggregate Investment:
       Pipeline activities                                $5,201,000
       Marketing activities                                  201,000
                                                          ----------
              Total Current Aggregate Investment:                  $5,402,000***


*** Reflects principal loan balances at 6/30/98 plus money paid for common stock in previous quarters.


                           ITEM 5 - OTHER INVESTMENTS

Major Line of Energy-  Other Investment in last  Other Investment in This  Reason For Difference
Related Business       U-9C-3 Report             U-9C-3 Report             in Other Investment


None


                    ITEM 6- FINANCIAL STATEMENTS AND EXHIBITS

A.  FINANCIAL STATEMENTS:

             Balance Sheet for Seneca Independence Pipeline Company ("Seneca")             Confidential treatment requested pursuant
                                                                                           to Rule 104(b)
             Income Statement for Seneca                                                   Confidential treatment requested pursuant
                                                                                           to Rule 104(b)
             Balance Sheet for Niagara Independence Marketing Company ("Niagara")          Confidential treatment requested pursuant
                                                                                           to Rule 104(b)
             Income Statement of Niagara                                                   Confidential treatment requested pursuant
                                                                                           to Rule 104(b)
             Balance Sheet for DirectLink Gas Marketing Company ("DirectLink")             Confidential treatment requested pursuant
                                                                                           to Rule 104(b)
             Income Statement for DirectLink                                               Confidential treatment requested pursuant
                                                                                           to Rule 104(b)
             Balance Sheet for Upstate Energy Inc. ("Upstate")                             Confidential treatment requested pursuant
                                                                                           to Rule 104(b)
             Income Statement for Upstate                                                  Confidential treatment requested pursuant
                                                                                           to Rule 104(b)
             Balance Sheet for Gateway Energy, Inc. ("Gateway")                            Confidential treatment requested pursuant
                                                                                           to Rule 104(b)
             Income Statement for Gateway                                                  Confidential treatment requested pursuant
                                                                                           to Rule 104(b)





B.  EXHIBITS:  NONE


SIGNATURES

        Pursuant to the requirements of the Public Utility Holding Company Act of 1935, National Fuel Gas Company has duly caused this report to be signed and authorized on its behalf by the undersigned. Please direct inquiries concerning this report to the undersigned at (716) 857-7702

Dated:  December 10, 1998

                                           NATIONAL FUEL GAS COMPANY



                                           By  /s/ James R. Peterson
                                             -----------------------
                                             James R. Peterson
                                             Assistant Secretary